INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

These financial statements
have not been reviewed by the Company’s auditors.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)

	August 31,	May 31,
	2007	2007
	- $ -	- $ -
	Unaudited	Audited
A S S E T S

CURRENT ASSETS
Cash	1,454,844	581,318
Cash committed for mineral exploration	192,528	205,989
Short-term investments	-	200,000
Short term investments committed for mineral exploration	-	1,300,000
Marketable securities (Note 2)	60,258	64,335
Amounts receivable	86,253	57,667
Prepaid expenses and deposits	115,332	214,078
Mining exploration tax credit receivable	300,000	583,671
Due from related parties (Note 10)	500,000	436,311
	2,709,215	3,643,369

CAPITAL ASSETS (Note 3)	125,341	52,937

MINERAL INTERESTS (Note 4)	8,022,074	7,004,971

	10,856,630	10,701,277

L I A B I L I T I E S
CURRENT LIABILITIES
Accounts payable	563,381	211,958
Future Income Taxes	255,008	336,000
	818,389	547,958
NON-CONTROLLING INTEREST (Note 5)	1,208,125	1,208,197
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 6)	16,202,681	16,202,681
CONTRIBUTED SURPLUS (Note 9)	646,661	646,661
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	(4,077)	-
DEFICIT	(8,015,149)	(7,904,220)

	8,834,193	8,945,122

	10,856,630	10,701,277

APPROVED BY THE DIRECTORS

Signed: “Seamus Young”

Signed: “Judith Mazvihwa”

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended
	August 31,

	2007	2006
	- $ -	- $ -

EXPENSES
Amortization	2,596	3,226
Business development	51,943	70,019
Management fees (Note 10)	33,000	15,000
Office and miscellaneous	58,478	41,522
Professional fees	47,300	46,242
Salaries and benefits	24,711	40,305
Stock-based compensation	-	31,737
Transfer agent and filing fees	1,701	4,608
	219,729	252,659
OTHER INCOME
Dilution Income on share issuances	(492)	-
Interest Income	(17,736)	(26,164)
Future income tax recovery	(80,992)	-
Non-controlling interest	(9,580)	-
	110,929	226,495

NET LOSS FOR PERIOD	(110,929)	(226,495)

DEFICIT, BEGINNING OF PERIOD	(7,904,220)	(6,009,642)

DEFICIT, END OF PERIOD	(8,015,149)	(6,236,137)

NET LOSS PER SHARE	(0.002)	(0.004)

WEIGHTED AVERAGE SHARES OUTSTANDING	66,036,641	56,891,638

SUPPLEMENTAL COMPREHENSIVE LOSS INFORMATION

Net Loss	(110,929)
Decrease in fair value of available for sale securities	(16,777)
Comprehensive loss	(127,706)

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended
	August 31,
	2007	2006
	- $ -	- $ -

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
Net loss for the period	(110,929)	(226,495)
Items not involving cash
Amortization	2,596	3,226
Future income tax recovery	(80,992)
Stock-based compensation	-	31,737
Dilution income on share issuances	(492)	-
Non-controlling interest	(9,580)	-

Changes in non-cash working capital
Amounts receivable	(28,586)	(109,932)
METC receivable	283,671
Prepaid expenses and deposits	98,746	20,382
Accounts payable	351,423	399,099
Due from related parties	(63,689)	(117,191)
Net cash provided by operating activities	442,168	826

INVESTING ACTIVITIES
Short term investment	200,000	-
Short term investment for mineral exploration	1,300,000	-
Capital assets	(75,000)	-
Mineral interests	(1,017,103)	(1,568,669)
Net cash provided by investing activities	407,897	(1,568,669)

FINANCING ACTIVITIES
Share capital issued	10,000	15,000
Share subscriptions received	-	5,000
Net cash provided by financing activities	10,000	20,000

INCREASE IN CASH	860,065	(1,547,843)

CASH, BEGINNING OF PERIOD	787,307	3,526,026

CASH, END OF PERIOD	1,647,372	1,978,183

SUPPLEMENTAL CASH FLOW INFORMATION

Cash transactions
Interest paid on debt	-	-
Income tax paid	-	-

- See Accompanying Notes -

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing to generate profitable operations in the future. The Company has working capital of $1,890,826 and an accumulated deficit of $8,015,149 as at August 31, 2007. There is no guarantee the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian Generally Accepted Accounting Principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended May 31, 2007. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended May 31, 2007.

b)	Principles of Consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its 65,15% owned Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions have been eliminated upon consolidation.

c)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the reported period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the impairment of mineral properties, valuation allowance for future income tax assets and stock-based compensation.

d)	Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

e)	Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at August 31, 2007, the fair market value of the securities held was $60,258 (May 31, 2007 - $87,275).

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

g)	Mineral Properties and Deferred Expenditures

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are charged to operations.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

h)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

i)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

On June 1, 2007, the Company adopted CICA Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new standards increased harmonization between U.S. and Canadian GAAP.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Financial instruments (Continued)

Under U.S. and Canadian GAAP, portfolio investments are classified as available-for-sale securities, which are carried at market value. The resulting unrealized gains or losses are included in the determination of comprehensive income, net of income taxes where applicable. Prior to adopting Section’s 3855 and 1530, these investments were carried at their original cost. Upon adoption, the Company recorded a retroactive balance representing the unrealized gains on available-for-sale securities of $12,700 at June 1, 2007 as accumulated comprehensive income.

The fair market value of available-for-sale securities decreased by $16,777 resulting in an unrealized loss for the three month period ended August 31, 2007, which was a component of comprehensive loss.

j)	Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard required liability recognition for retirement obligations associated with the Company’s resource properties. The standard required the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At May 31, 2007 and 2006 the Company did not have any asset retirement obligations.

k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

l)	Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax losses or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

m)	Non-controlling interests

The Non-controlling interest exist in the 65,15% owned subsidiary of the Company representing the outside interest’s share of the carrying values of the subsidiary. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

n)	Stock-Based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds, together with the amount initially recorded in contributed surplus, are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

o)	Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share, basic and diluted loss are the same.

p)	Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

3.	CAPITAL ASSETS

			August 31,	May 31,
			2007	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	- $ -	- $ -	- $ -	- $ -
Computer equipment	18,236	14,010	4,226	4,568
Computer software	2,327	1,945	382	437
Crew house option	10,000	-	10,000	10,000
Field equipment	26,073	10,004	16,069	16,915
Office furniture and equipment	17,521	7,437	10,084	10,660
Storage facility	75,000	-	75,000	-
Vehicle	35,525	25,945	9,580	10,357
	184,682	59,341	125,341	52,937

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS

A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		August 31,	Current	May 31,
		2007	expenditures	2007
		- $ -	- $ -	- $ -
a)	Copper Hill, Ontario
	Acquisition costs	544,876	-	544,876
	Exploration expenditures:
	Accommodation & Meals	260,803	8,162	252,641
	Amortization	24,213	-	24,213
	Assays	261,804	-	261,804
	Drafting	95,682	1,795	93,887
	Drilling	1,086,549	-	1,086,549
	Fuel	400	-	400
	Geochemical	32,661	-	32,661
	Geologist	1,104,952	22,915	1,082,037
	Geophysics	156,787	-	156,787
	License fees	31,258	778	30,480
	Line cutting	171,713	10,790	160,923
	Supervision	21,200	1,250	19,950
	Supplies & misc.	153,219	686	152,533
	Support wages	239,615	184	239,431
	Surveys	198,138	-	198,138
	Travel & vehicle	253,007	-	253,007
	Impairment loss	(958,629)	-	(958,629)
	Recoveries	(112,500)	-	(112,500)
		3,020,872	46,560	2,974,312
	Total Copper Hill, Ontario	3,565,748	46,560	3,519,188

b)	Nor, Yukon
	Acquisition costs	284,080	-	284,080
	Exploration expenditures:
	Accommodation & Meals	357,389	57,672	299,717
	Assays	55,578	7,114	48,464
	Diamond Drilling	783,112	315,634	467,478
	Drafting	7,740	-	7,740
	Fuel	375,759	134,015	241,744
	Geologist	463,120	112,088	351,032
	Geophysics	264,587	94,301	170,286
	Helicopter	1,428,717	379,001	1,049,716
	Licenses	16,770	4,715	12,055
	Line Cutting	109,794	-	109,794
	Supervision	66,555	8,250	58,305
	Supplies & misc.	124,105	33,096	91,009
	Support wages	320,895	144,156	176,739
	Surveys	86,568	-	86,568
	Travel & vehicle	80,591	29,968	50,623
	METC receivable	(595,129)	-	(595,129)
		3,946,151	1,320,010	2,626,141
	Total Nor Property, Yukon	4,230,231	1,320,010	2,910,221

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		August 31,	Current	May 31,
		2007	expenditures	2007
		- $ -	- $ -	- $ -
c)	Bear River, B.C.
	Acquisition costs	7,889	-	7,889
	Exploration expenditures:
	Assay	326	-	326
	License and recording fees	10,316	2,520	7,796
	Supervision	7,500	750	6,750
	Supplies & misc.	224	-	224
		18,366	3,270	15,096
	Total Bear River, British Columbia	26,255	3,270	22,985

d)	Carswell, Saskatchewan
	Acquisition costs	-	-	-
	Exploration expenditures:
	Drafting	1,250	-	1,250
	Geologist	6	-	6
	Supervision	10,500	1,500	9,000
	Recoveries	(10,256)	-	(10,256)
		1,500	1,500	-
	Total Carswell, Saskatchewan	1,500	1,500	-

e)	U-claims, Yukon.
	Acquisition costs	80,000	-	80,000
	Exploration expenditures:
	Accommodation & Meals	375	-	375
	Assay	2,640	-	2,640
	Drafting	248	-	248
	Fuel	2,985	-	2,985
	Geologist	24,110	-	24,110
	Geophysics	11,011	8,129	2,882
	Helicopter	7,000	-	7,000
	License and recording fees	3,465	-	3,465
	Supervision	4,500	750	3,750
	METC receivable	(4,114)	-	(4,114)
		52,220	8,879	43,341
	Total U-claims, Yukon.	132,220	8,879	123,341

f)	White River, Yukon.
	Acquisition costs	43,000	-	43,000
	Exploration expenditures:
	Drafting	255	-	255
	Fuel	695	-	695
	Geologist	6,619	-	6,619
	Helicopter	3,690	-	3,690
	License and recording fees	3,360	-	3,360
	Supervision	4,813	1,000	3,813
	Supplies & misc.	513	-	513
	METC receivable	(796)	-	(796)
		19,149	1,000	18,149
	Total White River, Yukon.	62,149	1,000	61,149

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		August 31,	Current	May 31,
		2007	expenditures	2007
		- $ -	- $ -	- $ -
g)	Turn River, Yukon.
	Acquisition costs	370,469	2,382	368,087
	Recovery	(370,469)	(370,469)	-
		-	(368,087)	368,087
	Exploration expenditures:
	Fuel	46	46	-
	Geophysics	3,264	3,264	-
	License and recording fees	661	661	-
		3,971	3,971	-
	Total Turn River, Yukon.	3,971	(364,116)	368,087

		8,022,074	1,017,103	7,004,971

a)	Copper Hill, Ontario

(i)	By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 849 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy- back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

(ii)	The Copper Hill Project was transferred to Golden Harp in exchange for 10,000,000 shares in the subsidiary. The property was transferred at $3,200,000 representing the fair value at the time of transfer, which resulted in an impairment loss of $958,629.

(iii)	Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iv)	Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

(iv)	Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

(v)	Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written-off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(vi)	Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vii)	Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

b)	Nor Property, Yukon

The Nor Property consists of 448 mineral claims in the Dawson Mining District, Yukon Territory. A total of 396 claims were acquired through staking with 166 claims acquired in the current year. The remaining 52 claims are held pursuant to an Option Agreement dated October 28, 2004, that gives the Company the right to earn a 100% interest. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)	$7,500 paid within 5 days of agreement (paid);

(ii)	$20,000 paid on June 1, 2005 (paid);

(iii)	$30,000 paid on December 1, 2005 (paid);

(iv)	$40,000 paid on December 1, 2006 (paid);

(v)	a further $50,000 to be paid on December 1, 2007; and

(vi)	a further $60,000 to be paid on December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)	200,000 shares issued in December, 2004 (issued);

(ii)	200,000 shares issued on December 1, 2005 (issued);

(iii)	200,000 shares to be issued on December 1, 2006 (issued);

(iv)	a further 200,000 shares to be issued on December 1, 2007; and

(v)	a further 200,000 shares to be issued on December 1, 2008.

A total of 402 claims are subject to a 2% NSR royalty. The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

c)	Carswell, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i)	$25,000 paid on or before March 19, 2005 (received);

(ii)	100,000 shares issued on or before March 19, 2005 (received);

(iii)	50,000 shares to be issued on or before March 14, 2006 (received);

(iv)	50,000 shares to be issued on or before March 14, 2007 (received);

(v)	$25,000 to be expended on exploration before March 14, 2006 (expended);

(vi)	$25,000 to be expended on exploration before March 14, 2007 (expended);

(vii)	a further $25,000 to be expended on exploration before March 14, 2008; and

(viii)	a further $25,000 to be expended on exploration before March 14, 2009.

d)	Bear River, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

e)	U Claims, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 90 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $260,000 cash consideration and issue a total of up to 750,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

(i)	$30,000 paid within 5 days of agreement (paid);

(ii)	a further $30,000 to be paid on November 30, 2007;

(iii)	a further $40,000 to be paid on November 30, 2008;

(iv)	a further $50,000 to be paid on November 30, 2009;

(v)	a further $50,000 to be paid on November 30, 2010; and

(vi)	a further $60,000 to be paid on November 30, 2011;

Share consideration:

(i)	200,000 shares to be issued on December 7, 2006 (issued);

(ii)	a further 150,000 shares to be issued on November 30, 2007;

(iii)	a further 100,000 shares to be issued on November 30, 2008;

(iv)	a further 100,000 shares to be issued on November 30, 2009;

(v)	a further 100,000 shares to be issued on November 30, 2010; and

(v)	a further 100,000 shares to be issued on November 30, 2011;

If at any time after November 30, 2007 the shares of the Company trade, for 10 consecutive days:

(i)	at $1.50 per share or more, all further cash payments will be reduced by 50%; and or

(ii)	at $3.00 per share or more,

- all further cash payments will be reduced to nil; and
- All further share issuances will be reduced by 50%.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

e)	U Claims, Yukon (Continued)

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

f)	White River Copper, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 32 mineral claims in the Whitehorse Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $160,000 cash consideration and issue a total of up to 600,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

(i)	$10,000 to be paid in April 2007 (paid);

(ii)	a further $20,000 to be paid on April 1, 2008;

(iii)	a further $25,000 to be paid on April 1, 2009;

(iv)	a further $30,000 to be paid on April 1, 2010;

(v)	a further $35,000 to be paid on April 1, 2011; and

(vi)	a further $40,000 to be paid on April 1, 2012;

Share consideration:

(i)	100,000 shares issued in April 7, 2006 (issued);

(ii)	a further 100,000 shares to be issued on April 1, 2008;

(iii)	a further 100,000 shares to be issued on April 1, 2009;

(iv)	a further 100,000 shares to be issued on April 1, 2010;

(v)	a further 100,000 shares to be issued on April 1, 2011; and

(v)	a further 100,000 shares to be issued on April 1, 2012;

If at any time after December 12, 2007 the shares of the Company trade, for 10 consecutive days:

(i)	at $1.50 per share or more, all further cash payments will be reduced by 50%; and or
(ii)	at $3.00 per share or more,

- all further cash payments will be reduced to nil; and
- All further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

g)	Turn River, Yukon

During February 2007 the Company and Logan Resources Ltd., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

The Company received $370,469 in recovery of it’s costs from a non-related company pursuant to earn a 50% share in the Turn River Property. See note 13 (a).

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

5.	NON-CONTROLLING INTEREST

	August 31,	May 31,
	2007	2006
	- $ -	- $ -
Opening balance	1,208,197	-
Increase in non-controlling interest	9,508	1,234,577
Share of net loss	(9,580)	(26,380)
Closing balance	1,208,125	1,208,197

Golden Harp issued 40,000 shares pursuant to warrants exercised at $0.25 per share for proceeds of $10,000 resulting in the Company’s ownership in Golden Harp decreasing from 65.32% to 65.15% .

6.	SHARE CAPITAL

Authorized

100,000,000 common shares without par value

Issued and outstanding
	# of shares	- $ -

Balance, May 31, 2006	56,850,334	14,439,872

Issued during fiscal 2007 for:

Cash
Flow-through private placements	6,754,083	1,789,832
Stock options exercised	550,000	122,500
Agent options exercised	670,726	134,516
Warrants exercised	568,078	142,063
Mineral property option payments	500,000	139,000
Finders’ fees	143,420	38,006
Agent warrants	-	(41,197)
Fair value of stock options exercised transferred from contributed surplus	-	157,367
Flow-through shares renunciation	-	(610,460)
Share issuance costs	-	(108,818)

Balance, May 31, 2007	66,036,641	16,202,681

Balance, August 31, 2007	66,036,641	16,202,681

For the Period ending August 31, 2007

(a)	No shares were issued

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

6.	SHARE CAPITAL (Continued)

For the Year ending May 31, 2007

(a)	On December 22, 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consists of one flow-through share and one-quarter of a non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.365 per share expiring on December 22, 2007.

In connection with the private placement, the Company paid $60,612 in finders’ fees, which consisted of 35,855 warrants, 143,420 non-flow-through finder’s units with the same terms and conditions as the financing, 641,558 finder’s warrants, and paid $10,200 in other share issuance costs. The fair value of the finder’s warrants under the Black-Scholes model was $39,016, recorded as a share issuance cost. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.365 per share for up to one year. The fair value of the share portion of the finder’s units are $38,006 recorded as finders’ fees and $2,181, represents share issuance cost, for the warrant portion calculated under the Black-Scholes model.

(b)	In fiscal 2007, 1,220,726 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $257,016. The fair value, when granted, of $157,367 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(c)	In fiscal 2007, 568,078 warrants were exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $142,063.

(d)	The Company issued 500,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.25 to $0.33 per share for a total fair value of $139,000.

7.	STOCK OPTIONS

(a)	Stock option plan and stock options issued – International KRL Resources Corp.

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting in stages over one year from the grant date with a maximum of one-quarter of the options vesting in any three month period. Vesting restrictions may also be applied to other options grants, at the discretion of the directors.

At August 31, 2007 the following stock options were outstanding

Number of	Exercise price	Expiry date
Options	$

1,000,000	0.45	January 30, 2008
250,000	0.50	March 03, 2008
550,000	0.50	April 18, 2008
250,000	0.45	July 5, 2008
100,000	0.25	September 18, 2008
600,000	0.38	March 23, 2009
2,750,000

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

7.	STOCK OPTIONS (Continued)

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	August 31,	May 31,
	2007	2007

Risk free interest rate	-	4.07%
Expected life (in years)	-	2
Expected volatility	-	85%
Dividend yield	-	-

(b)	Stock option plan and stock options issued – Golden Harp Resources Inc.

Golden Harp grants stock options to directors, officers, employees and consultants for services, pursuant to its Incentive Share Option Plan (“the Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to 85% of the fair market value per share of Golden Harp’s stock on the grant date. Options have a maximum expiry period of ten years from the grant date. The number of options that may be issued under the Plan is limited to 2,000,000 common shares. Vesting restrictions may be applied to the options at the discretion of the directors.

At August 31, 2007, Golden Harp had the following stock options outstanding and exercisable

Number of	Exercise price	Expiry date
Options	$

1,075,000	0.10	July 31, 2011

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	August 31,	May 31,
	2007	2007

Risk free interest rate	-	4.04%
Expected life (in years)	-	4.93
Expected volatility	-	100%
Dividend yield	-	-

8.	SHARE PURCHASE WARRANTS

At August 31, 2007 the following share purchase warrants were outstanding

Number of	Exercise price	Expiry date
Warrants	$

2,365,934	0.365	December 22, 2007
1,180,000	0.30	December 29, 2007
424,297	0.25	February 1, 2008
4,653,125	0.30	February 1, 2008
8,623,356

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

9.	CONTRIBUTED SURPLUS

	August 31,	May 31,
	2007	2006
	- $ -	- $ -
Balance, beginning of period	646,661	536,365
Fair value of stock options granted	-	144,938
Fair value of stock options granted by Golden Harp	-	81,528
Fair value of agents warrants	-	41,197
Fair value of stock options exercised transferred to share capital	-	(157,367)
Balance, end of period	646,661	646,661

10.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	The Company paid (received) the following amounts to related parties at their exchange amounts:
		August 31,	August 31,
		2007	2006
		- $ -	- $ -
	Management fees paid to directors and a company controlled by a director	33,000	15,000
	Property supervision fees paid to a company controlled by a director	15,000	18,426
	Gowganda, Ontario lease option payments to a relative of a director	6,000	6,000
	Rent reimbursement received from a company with common officers and
	directors (included in office and miscellaneous)	(11,159)	(6,349)
		42,841	33,077

		August 31,	May 31,
		2007	2007
		- $ -	- $ -

(b)	The Company incurred certain charges from a company controlled by the
	President. These charges have been recorded as exploration expenses and
	general and administration expenses as follows:
	Amounts capitalized as mineral properties	312,356	417,280
	Amounts charged to general and administration expenses	34,994	98,105
		347,350	515,385

(c)	Due from related parties
	Under the same arrangement as note 10 (b) the following amounts are due
	from a company controlled by the President of the Company:
	Advances	145,851	97,755
	Amount due for the purchase of mineral exploration equipment	301,400	297,427

	Due from the related party	447,251	395,182
	Amount due from Directors	6,000	6,000
	Amount due from a company controlled by the President of the Company	-	26,023
	Amount due from a company with common officers and directors for
	reimbursement of shared office costs and other expenditures.	46,749	9,106
	Balance end of period	500,000	436,311

An advance of $301,400 was made to a related party for the purpose of acquiring geophysical equipment for use by KRL on its exploration projects. Once the equipment is installed and activated for service, the

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
THREE MONTHS ENDED AUGUST 31, 2007
(UNAUDITED – PREPARED BY MANAGEMENT)

10.	RELATED PART TRANSACTIONS AND BALANCES (Continued)

related party company will transfer the equipment, at cost, to a newly formed company that will be 50% owned by KRL and 50% owned by Logan Resources Ltd. This new joint venture company will charge for the use of the equipment at standard rates.

All of the above amounts due to the Company, are unsecured, non-interest bearing and due on demand.

11.	COMMITMENTS

(a)	During the previous financial year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $3,057 per month. Minimum lease payments are as follows:

- $ -
2008	36,686
2009	36,686
2010	36,686
2011	36,686
2012	36,686

12.	FINANCIAL STATEMENT PRESENTATION

These unaudited interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for the presentation of interim financial information. Accordingly, they do not include all the information and disclosures required by Canadian GAAP for annual financial statements.

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2006.

13.	SUBSEQUENT EVENTS

Subsequent to August 31, 2006 the Company entered into the following transactions:

(a)	The Company has signed an agreement with a non-related company granting the company the option to earn a 50% interest in the Turn River Project for $7,5 million in staged exploration expenditures. The company has assigned its option to another company.

If, as currently planned, that company spends $1 million in year 1, $1 million in year 2, $1,5 million in year 3 and $2 million in years 4 and 5 for a total of $7,5 million, then that company will own 50% of the Turn River Project.

That company paid $225,000 towards a company controlled by the President of the Company pursuant to it’s exploration commitments in the Turn River Project.

(b)	The Company has acquired an Option to earn a 60% interest in the Kuda Project. The Option may be exercised by issuing 1,000,000 shares and incurring $3,000,000 in Exploration Expenses on the claims.

The Company issued 200,000 shares at a price of $0.16 pursuant to the Kuda Property Option commitment.

(c)	The Company issued 1,600,000 Stock options, exercisable at $0.16 per share for two years.

(d)	Golden Harp issued 585,000 shares pursuant to stock options exercised at $0.10 per share for proceeds of $58,500.